

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2015

Mr. Mitchell J. Krebs
President and Chief Executive Officer
Coeur Mining, Inc.
104 S. Michigan Ave., Suite 900
Chicago, Illinois 60603

   Re: Coeur Mining, Inc.
     Registration Statement on Form S-4
     Filed January 7, 2015
     File No. 333-201382

Dear Mr. Krebs:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please include the pro forma financial information required by Article 11 of Regulation S-X. Refer to Item 5 of Form S-4.

Summary Historical Financial Data of Coeur, page 12

2. Please revise your financial data section to include the pro forma information required by Item 3 of Form S-4.

Comparative Per Share Information, page 15

3. Please revise to present in comparative columnar form (a) historical and pro forma per share data for Coeur and (b) historical and equivalent pro forma per share data for Paramount. Refer to Item 3(f) of Form S-4.

Background of the Merger, page 37

4. Please identify the investment bank that had a representative at the September 5, 2014 meeting.

5. Discuss in greater detail the non-dilutive financing opportunities sought by Paramount. Also, please discuss whether any other strategic alternatives were considered.

6. We note disclosure that a special committee was formed by the Paramount board to consider a proposed transaction between SpinCo and a third party. Please add disclosure regarding how the members of the committee were selected and what duties they were given.

7. We note the financial advisors for Coeur Mining and Paramount provided oral opinions to the respective boards on December 15, 2014, which were subsequently confirmed in writing. Please provide us supplemental copies of any materials, such as board books, used in their presentations to the board. We may have additional comments after reviewing these materials.

Paramount's Reasons for the Merger; Recommendation of the Paramount Board of Directors, page 45

8. We note your disclosure on page 37 that the Paramount board has considered other transactions in the past. Please add disclosure regarding any consideration given by the Paramount board regarding alternatives to the transaction, including with other companies in the industry.

Opinion of Coeur's Financial Advisor, page 48

9. We note the disclosure on page 49 that the Paramount Projections were provided to Raymond James through Coeur. Please revise your registration statement to disclose the Paramount Projections.

10. We note disclosure on page 51 that Raymond James considered the estimated Capital Savings in its analysis. We also note the Coeur-Paramount Projections used in the Discounted Cash Flow Analysis on page 53. Please disclose these projections.

11. We note the companies considered in the Selected Companies Analysis and the Selected Transaction Analysis. Please advise whether any additional companies fit within the criteria but were not analyzed, and if so, why they were excluded.

12. Please describe the method of selection of Raymond James by Coeur Mining, Inc. Refer to Item 1015(b)(3) of Regulation M-A for guidance.

13. Please expand the compensation disclosure on page 55 to disclose the aggregate compensation received by Raymond James in the past two years for all services. Refer to Section 1015(b)(4) of Regulation M-A for guidance.

14. Please revise the compensation disclosure on page 55 to clearly state the amount of the compensation that is contingent upon the closing of the transaction.

Opinion of Paramount's Financial Advisor, page 55

15. Please clarify with greater specificity the criteria used to determine the comparable precedent transactions on page 61. Please advise whether any additional transactions fit within the criteria but were not analyzed, and if so, why they were excluded. Provide similar disclosure for the companies on page 64.

16. Please clarify on page 61 how the P/NAV range and EV/Resource range used in determining the generated illustrated values were determined. Please revise similar disclosure on page 64.

The Voting and Support Agreement, page 83

17. Please disclose the amount and percent of shares of Paramount that shareholders have agreed to vote in favor of the merger agreement.

Exhibits

18. Please remove from the legality opinion the statement that you are not admitted to practice in the state of Delaware, as it is a limitation on the opinion. For guidance, see SLB 19.

19. We note that you have filed the forms of the legal and tax opinions. Please file the executed opinions prior to requesting effectiveness.

20. Please file the royalty agreement as an exhibit or incorporate it by reference in the exhibits index.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Steven R. Shoemate, Esq.
        Gibson, Dunn & Crutcher LLP